OPERATIONS TRANSFER AGREEMENT

This Operations Transfer Agreement (the "Agreement"), dated as of October 1, 2010 (hereinafter referred to as the "Effective Date"), is by and between Coosa Valley Health Care, Inc., an Alabama corporation (the "Transferor") and Coosa Nursing ADK, LLC, a Georgia limited liability company (the "New Operator"). For purposes hereof, the "Effective Date" shall be October 1, 2010.

A.   Transferor is the licensee of Coosa Valley Health Care, Inc., a duly skilled nursing facility located at 513 Pineview Avenue, Glencoe, Alabama 35905 (the "Facility").

B.   The parties wish to provide for an orderly transition of the operations of the Facility from Transferor to New Operator as of the Effective Date.

NOW, THEREFORE, in consideration of the premises, the mutual obligations of the parties contained in this Agreement, and for $10.00 and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree to incorporate the foregoing recitals as if fully rewritten in this Agreement and further agree as follows:

ARTICLE I
ASSETS, LIABILITIES, AND OTHER MATTERS

1.1   Transferred Assets.   Subject to the terms and conditions of this Agreement, Transferor will transfer to the applicable New Operator all of such Transferor's right, title and interest, if any, in and to the following assets that are located at the Facility and that are held by it for use in connection with the operation of the Facility: all resident lists, telephone numbers of the Facility (if permitted by the telephone service provider), and patient records (to the extent transferable in accordance with applicable law), furniture, fixtures, equipment, supplies, in each case, as the same shall exist on the Effective Date, and originals or copies of all of Transferor's books and records including payroll and employee benefits information (but excluding data on computer software) pertaining solely to the foregoing ("Transferred Assets").

1.2   Computer Data.   On the Effective Date, Transferor shall cooperate with New Operator and leave the data on computer software contained on the computers located at the Facility and management company's offices (or if requested by New Operator, provide New Operator with said data in an electronic format for downloading to New Operator's computers).

1.3   Indemnification.   Transferor shall indemnify and defend New Operator and hold it harmless against and with respect to any and all damage, loss, liability, deficiency, cost and expense (including, without limitation, reasonable attorneys' fees and expenses) arising out of the operation of the Facility by Transferor prior to the Effective Date, including but not limited to any overpayments made to Transferor under Transferor's Provider Agreements or post-Effective Date rate adjustments resulting from the operation of the Facility prior to and through the Effective Date.

New Operator shall indemnify and defend Transferor and hold it harmless against and with respect to any and all damage, loss, liability, deficiency, cost and expense (including, without limitation, reasonable attorneys' fees and expenses) arising out of the operation of the Facility by New Operator on and subsequent to the Effective Date, including but not limited to any overpayments made to New Operator under New Operator's Provider Agreements or post-Effective Date rate adjustments resulting from the operation of the Facility on and subsequent to the Effective Date

1.4   Excluded Assets and Liabilities. Except as expressly provided in this Agreement, New Operator does not purchase or assume:

(a) Any 401K funds held by Transferor or its agents and employees prior to the Effective Date. Transferor shall retain all 401K plan funds and all financial records concerning said 401K plan funds. These funds are not part of these transactions and constitute an excluded asset.

(b) Any claims, lawsuits, liabilities, obligations or debts of Transferor, whether statutory, regulatory, judicially created or constitutional, including without limitation: (1)malpractice or other tort claims, statutory or regulatory claims, claims of state or federal agencies whether civil or criminal, fraud-based claims or claims for breach of contract to the extent any such claims are based on acts or omissions of Transferor occurring before the Effective Date; (2) any accounts payable, taxes, or other obligation or liability of Transferor to pay money incurred by Transferor prior to the Effective Date; and (3) any other obligations or liabilities arising solely from Transferor's acts or omissions prior to the Effective Date.

1.5   Transfer of Resident Trust Funds.

(a)   On the Effective Date, Transferor shall simultaneous with Closing deliver to New Operator a list that, to the best of its knowledge, will be a true, correct and complete description of any resident trust funds held by Transferor as of the Effective Date for any resident of the Facility (collectively the "Resident Trust Funds").

(b)   On the Effective Date, Transferor shall simultaneously with Closing transfer the Resident Trust Funds to New Operator and New Operator shall accept the Resident Trust Funds in trust for the residents, in accordance with applicable statutory and regulatory requirements. Within ten (10) business days after the Effective Date, Transferor and New Operator will reconcile the Resident Trust Funds transferred from Transferor to New Operator.

(c)   New Operator shall not have responsibility to the applicable resident/responsible party and regulatory authorities in the event the Resident Trust Funds delivered by Transferor to New Operator pursuant to this Section are demonstrated to be less than the full amount of the Resident Trust Funds for such resident as of the Effective Date, for inaccuracies in the accounting and inventory provided by Transferor, or for claims which arise from actions or omissions of Transferor with respect to the Resident Trust Funds prior to the Effective Date. Transferor agrees to indemnify, defend and hold harmless New Operator from any losses, liabilities, damages, claims, actions, causes of action, costs, expenses, including, without limitation, reasonable attorneys fees (collectively the "Losses") which such New Operator may incur as a result of discrepancies between the Resident Trust Funds as delivered by

Transferor to New Operator and the full amount of the Resident Trust Funds for such resident as of the Effective Date. Except for any discrepancies between the Resident Trust Funds as delivered by Transferor to New Operator and the full amount of the Resident Trust Funds for such resident as of the Effective Date, New Operator agrees to indemnify, defend and hold harmless Transferor from any Losses which Transferor may incur as the result or arising from any action or inaction of New Operator in respect of the Resident Trust Funds from and after the Effective Date.

1.6   Employees. Prior to the Effective Date the Transferor will provide to New Operator a schedule (the "Employee Schedule") which reflects, in all material respects, the following as of the Effective Date: (i) the name of all Facility-based employees and (ii) their positions, rates of pay, original hire dates and full/part time status and whether they are on medical disability or leave of absence. Transferor will terminate the employment of each of the Facility Employees (as defined below) as of the Effective Date. Any termination of employment made by Transferor shall be pursuant to the terms of this Agreement.

(a)   Simultaneously with the termination of employment referenced hereinabove, New Operator shall offer to hire, on a probationary and at-will basis, all of Transferor's employees who are employed at the Facility on the day before the Effective Date (the "Facility Employees") that are terminated as of the Effective Date as set forth hereinabove, so that Transferor is not required to give notice to employees of the Facility of the "closure" thereof under the Worker Adjustment and Restraining Notification Act (the "WARN Act") or any other comparable state law. New Operator shall be responsible for all wages of employees earned on October 1, 2010 and subsequent thereto. Facility Employees who shall be hired by New Operator shall also include, but not be limited to, any employees who are on medical disability or leaves of absence and who worked at the Facility immediately prior to such disability or leave who are able to perform the essential functions of the position with or without a reasonable accommodation, and who are qualified for the position. Any such offer of employment to a Facility Employee by New Operator shall be to perform comparable services upon comparable terms as such Facility Employee held with Transferor as of the Effective Date. Prior to the Effective Date, and subject to applicable law, Transferor shall provide New Operator with employee personnel files and governing policies and procedures. Transferor and its affiliates agrees to not solicit any of the Facility Employees for employment at any other facility or healthcare related company owned, operated or managed by the Transferor and its affiliates for a period of two (2) years.

(b)   New Operator shall hire on the Effective Date, on a probationary and at-will basis, every Facility Employee who elects to accept employment with New Operator in accordance with the terms of Section 1.6 (a) (all of such employees who accept employment with New Operator being herein called the "Hired Employees").

(c)   Unless otherwise agreed to the Transferor shall pay to each Facility Employee, on that date which would have been the next regularly scheduled payroll date for such employee following the Effective Date, an amount equal to any and all accrued salary earned by such employee as of the Effective Date

(d)   Nothing in this Agreement shall create any rights in favor of any person not a party hereto, including the Facility Employees, or constitute an employment agreement or condition of employment for any employee of Transferor or any affiliate of Transferor.

(e)   Transferor shall make available group health plan continuation coverage pursuant to the requirements of Section 601, et seq. of ERISA and Section 4980B of the Internal Revenue Code, as amended ("COBRA"), to all of the Facility Employees to whom it is required to offer the same under applicable law, due to termination of their employment on the Effective Date, that do not elect to accept employment from the New Operator. Transferor acknowledges and agrees that New Operator is not assuming any of Transferor's obligations to its employees and/or qualified beneficiaries under COBRA or otherwise, except as specifically provided in this Section 1.6. As of the Effective Date, all active Facility Employees: (i) who participate as of the Effective Date in group health insurance coverage sponsored by Transferor (which group health plan shall be provided to New Operator) and (ii) who become Hired Employees, shall be eligible for participation in a group health plan (as defined for purposes of Internal Revenue Code Section 4980B) to be established and maintained by New Operator for the general benefit of its employees and their dependents. All such Hired Employees shall, if permissible under the plan of New Operator, be covered without a waiting period and without regard to any pre-existing condition unless (x) they are under a waiting period with Transferor at the Effective Date, in which case they shall be required to complete their waiting period while under New Operator's group health plan or in accordance with the terms of New Operator's benefit plan, or (y) they were subject to a pre-existing condition exclusion while under Transferor's group-health plan, in which case they shall be subject to the same exclusion while in New Operator's group health plan or in accordance with the terms of New Operator's benefit plan. Transferor and New Operator acknowledge and agree that it is the intent of this provision that Transferor shall not be required to provide continued health coverage under ERISA or Section 4980 of the Internal Revenue Code to any of the Hired Employees or to any qualified beneficiary (as defined for purposes of Section 4980B of the Internal Revenue Code) of any such Hired Employees.

(f)   New Operator and Transferor agree to indemnify, defend and hold harmless the other party from any Losses which such party may incur under the WARN Act or any comparable state law in the event of the violation by the indemnifying party of its obligations and warranties under subsections 1.6(a), (b) and (c).

1.7   Accounts Receivable.

(a)   Transferor shall retain all right, title and interest in and to all unpaid accounts receivable with respect to the Facility that relate to all periods prior to the Effective Date.

(b)   Payments received by Transferor or New Operator on and after the Effective Date with respect to the Facility from third party payors, shall be handled as follows:

(i)   if the accompanying remittance advice indicates, or if the parties agree, that the payments relate solely to services provided prior to the Effective Date, (A) in the event that such payments are received by New Operator, New Operator shall promptly remit such payments to Transferor not later than ten (10) days after such payment is received, and until so forwarded, shall be held in trust for the benefit of Transferor and (B) in the event that such payments are received by Transferor, Transferor shall retain the payments

(ii)   if the accompanying remittance advice indicates, or if the parties agree, that the payments relate solely to services provided on and after the Effective Date, (A) in the event that such payments are received by New Operator, New Operator shall retain the payments and (B) in the event that such payments are received by Transferor, Transferor shall promptly remit such payments to New Operator not later than ten (10) days after such payment is received, and until so forwarded, shall be held in trust for the benefit of New Operator;

(iii)   if the accompanying remittance advice, or if the parties agree, that the payments relate to services provided both prior to and on and after the Effective Date, (A) in the event that such payments are received by New Operator, New Operator shall promptly following receipt of such payment (but in any event, not later than ten (10) days after such payment is received) forward to Transferor the amount of such payment relating to services provided prior to the Effective Date, and (B) in the event that such payments are received by Transferor, Transferor shall promptly following receipt of such payment (but in any event, not later than ten (10) days after such payment is received) forward to New Operator the amount of such payment relating to services provided on and following the Effective Date; and

(iv)   if the accompanying remittance advice does not indicate the period to which a payment relates or if there is no accompanying remittance advice and if the parties do not otherwise agree as to how to apply such payment, then, for payments received during the first thirty (30) days after the Effective Date, the payment shall be deemed first to apply against the oldest outstanding account receivable due from such payor. Regardless of any other provision contained herein, all Social Security payments received by New Operator for services rendered prior to the Effective Date herein shall be paid to Transferor;

(c)   Any payments received by Transferor or New Operator from or on behalf of private pay patients with outstanding balances as of the Effective Date will be applied as designated on the accompanying remittance advice. If the period(s) for which such payments are made is not indicated on the accompanying remittance advice, and the parties are unable to agree as to the periods to which such payments relate, the parties shall assume that all such non designated payments will first be applied to any post Effective Date balances, with the excess, if any, applied to the extent of any balances due for services rendered by Transferor prior to the Effective Date.

(d)   New Operator and Transferor shall forward to the other party via email or facsimile any and all remittance advices, explanation of benefits, denial of payment notices and all other correspondence received by the party that relate to services provided by the other party. The documents shall be forwarded within twenty-four (24) hours following receipt in accordance with the notice provisions contained herein.

(e)   Nothing herein shall be deemed to limit in any way Transferor's rights and remedies to recover accounts receivable due and owing in respect of services rendered at the Facility prior to the Effective Date.

(f)   If the parties mutually determine that any payment hereunder was misapplied by the parties, the party which erroneously received said payment shall remit the same to the other within ten (10) days after said determination is made.

(g)   For a period of three hundred and sixty-five (365) days after the Effective Date, New Operator and Transferor shall, upon reasonable notice and during normal business hours, have the right to inspect all receipts and other books and records of the other respective party in order to confirm the other party's compliance with the obligations imposed on it under this Section.

(h)   If either party fails to forward to the other party any payment received by such party in accordance with the terms of this Section 1.6, the other party shall be entitled (among all other remedies allowed by law and this Agreement) to interest on the amount owed at the rate of 12% per annum, simple interest, until such payment has been paid. The payment of any interest imposed under this Section 1.7(h), if any, shall be made together with the underlying payment therefore.

(i)   Pre-paid payments received by the Transferor prior to the Effective Date with respect to the Facility applicable to any period on and following the Effective Date shall be forwarded by such Transferor to the New Operator with ten (10) business days following the date received.

1.8   Prorations.

(a)   Utility charges for the billing period in which the Effective Date occurs, real and personal property taxes attributable to the Facility, and any other items of revenue or expense attributable to the Facility (the "Prorated Items") shall be prorated between Transferor and New Operator as of the Effective Date. In general, such prorations shall be made so as to reimburse Transferor for prepaid expense to the extent such expense is attributable to periods on and after the Effective Date and to charge Transferor for expenses accrued but unpaid prior to the Effective Date. The intent of this provision shall be implemented by New Operator remitting to Transferor any invoices for Prorated Items that reflect a service date before the Effective Date and by New Operator assuming responsibility for the payment of any invoices for Prorated Items that reflect a service date on and after the Effective Date with any overage or shortage in payments by either party to be adjusted and paid as provided in Sections 1.8 (b) and (c).

(b)   All such prorations shall be made on the basis of actual days elapsed in the relevant accounting, billing or revenue period and shall be based on the most recent information available to Transferor. Utility charges which are not metered and read as of the Effective Date shall be estimated based on prior charges, and shall be re-prorated upon receipt of statements therefor.

(c)   To the extent possible and based on reasonable estimates, the parties shall make all prorations on the Effective Date. All amounts owing from one party hereto to the other party hereto that require adjustment after the Effective Date shall be settled within thirty (30) days after the Effective Date or, in the event the information necessary for such adjustment is not available within said thirty (30) day period, then as soon thereafter as practicable.

(d)   Within thirty (30) days after the Effective Date, New Operator shall transfer to Transferor an amount equal to any petty cash remaining at the Facility on the Effective Date.

1.9   Access to Records.

(a)   At the Closing, Transferor shall, to the extent permitted by applicable law, allow all of the patient medical records, financial records and employee records (save and except for 401K retirement plan records) relating to the Facility that are in Transferor's possession or control to remain at the Facility or if requested by New Operator, to the extent such records are in an electronic format, provide such information directly to New Operator for downloading by New Operator on its computer system.

(b)   Subsequent to the Effective Date, New Operator shall allow Transferor and its agents and representatives to have reasonable access to (upon reasonable prior notice and during normal business hours), and to make copies of, at Transferor's expense, the books and records and supporting material of the Facility relating to any period prior to the Effective Date, to the extent reasonably necessary to enable Transferor to investigate and defend employee or other claims, to file or defend tax returns and to verify accounts receivable collections due Transferor, which access shall not unreasonably disrupt New Operator's operations.

(c)   Transferor shall be entitled to remove the originals of any records delivered to New Operator, for purposes of litigation involving a resident or employee to whom such record relates, if an officer of a court of competent jurisdiction or agency official certifies that such original must be produced in order to comply with applicable law or pursuant to the order of a court of competent jurisdiction in connection with such litigation and Transferor shall provide New Operator with a complete copy of such records prior to its removal at Transferor's reasonable cost and expense and as a condition precedent to receiving such original record. Any record so removed shall promptly be returned to New Operator following its use.

(d)   New Operator agrees to maintain such books, records and other material comprising records of the Facility's operations prior to the Effective Date that have been received by New Operator from Transferor or otherwise, including, but not limited to, resident records and records of resident funds, to the extent required by law, but in no event for less than seven (7) years, and thereafter shall allow Transferor a reasonable opportunity to remove such documents, at Transferor's expense, in the event that New Operator shall decide to dispose of such documents.

1.10   Cost Reports.   Transferor shall timely prepare and file with the appropriate Medicare and Medicaid agencies any final cost reports with respect to its operation of the Facility which are required to be filed by law under the terms of the Medicare and Medicaid Programs. New Operator acknowledges that Medicare Part A coinsurance receivables from dates of service prior to the Effective Date exist and agrees that to the extent the information is provided to the New Operator so that it may accurately reflect the information in the filing to (i) report any uncollectible amounts (i.e., "Medicare Bad Debts") from the Transferors dates of service on its initial Medicare cost report and any subsequent cost reports if needed and (ii) if the New Operator receives payment on the Medicare Part A Bad Debts that are from the Transferors dates of service, the New Operator will reimburse the Transferor for these amounts at such time as the Transferor provides a schedule of the Medicare Bad Debts and supporting documentation to the New Operator.

1.11   Recoupments. Transferor acknowledges and agrees that it shall be responsible for all Medicare and Medicaid billing and cost reports filed with Medicare and Medicaid with respect to the Facility prior to the Effective Date, and New Operator acknowledges and agrees that it shall be responsible for all Medicare and Medicaid billing and cost reports filed with Medicare and Medicaid with respect to the Facility on and after the Effective Date. Accordingly, in the event it is determined by Medicare or Medicaid that as a result of an audit or a denial of a claim (a) Transferor has been overpaid during the pre-Effective Date period or has otherwise received payment(s) to which it was not entitled for any reason under applicable Medicare or Medicaid rules and regulation or (b) New Operator has been overpaid during the post-Effective Date period or has otherwise received payment(s) to which it was not entitled for any reason under applicable Medicare or Medicaid rules and regulation (collectively, each party's "Reimbursement Obligations"), each party is and shall be responsible for its Reimbursement Obligations. Accordingly, Transferor and New Operator each (the "Indemnitor") agrees to indemnify, defend and hold harmless the other (the "Indemnitee") from and against any and all claims, damages, liabilities, costs, expenses or other charges incurred by, assessed against or paid by the Indemnitee (the "Claims") with respect to the Reimbursement Obligations of the Indemnitor. Indemnitor further agrees promptly after receipt thereof to provide Indemnitee with any documentation received by it that it believes may give rise to a claim by Indemnitee against Indemnitor under this Section (an "Indemnity Notice"). Upon receipt of an Indemnity Notice, Indemnitor shall within thirty (30) days after receipt of the Indemnity Notice, in good faith, review the Claim and, if appropriate, Indemnitor shall, at its sole cost and expense, challenge, appeal or defend against the matter described in the Indemnity Notice within the applicable time periods required by law or agreement with the payor, and, in such event, no payment shall be due from Indemnitor to Indemnitee under this Section until the earlier to occur of (i) the full and final resolution of such claim on terms which require a payment by Indemnitor or Indemnitee or (ii) the recoupment from Indemnitee in whole or in part of the amount which is the subject of such Indemnity Notice, in which event payment shall be made within twenty (20) days following notice to Indemnitee of an event described in subparagraph (i) or (ii) hereof. If Indemnitor fails or elects not to challenge or appeal the Claims described in the Indemnity Notice, Indemnitor shall indemnify Indemnitee against any Claims of Indemnitee within twenty (20) days following the thirty (30) day period described above. In addition to the foregoing, Indemnitor agrees to cooperate with Indemnitee in responding to any Claim and to make available to Indemnitee such documents and records as may be necessary to defend any such Claims. All payments not made by Indemnitor to Indemnitee when due shall be subject to interest at the Prime Rate announced in the Money Rates section of The Wall Street Journal plus two percent (2%) from the date due to the date paid in full.

1.12 <u>Surveys</u>. Transferor represents and warrants that, as of the Effective Date, Plans of Correction have been submitted and approved (and/or are awaiting resurvey) for all outstanding compliance items identified on any state or federal surveys with respect to the Facility.

1.13 <u>Operating Procedures Manuals</u>. Transferor agrees to leave one set of their operating procedures manuals at the Facility, to be retained by New Operator for historical reference purposes only (and not for ongoing operations purposes). Transferor does not assign, license, or otherwise transfer any copyright or intellectual property rights regarding Transferor's manual or procedures to New Operator.


ARTICLE II
<u>TRANSFEROR'S REPRESENTATIONS AND WARRANTIES</u>


2.1 <u>Transferor's Representations and Warranties</u>.

(a)   Except as expressly set forth in this Agreement, Transferor makes no representation, warranty, or covenant whatsoever with respect to any matter, thing or event. Without limiting the generality of the foregoing, New Operator shall accept the Facility in their AS-IS, WHERE-IS, WITH ALL FAULTS condition as of the Effective Date, subject to normal wear and tear.

(b)   Transferor represents and warrants to New Operator as follows:

(i)   <u>Organization and Standing of Transferor</u>.   Transferor is a corporation, duly organized, validly existing and in good standing under the laws of the State of Alabama. Transferor has the power and authority to conduct the business presently being conducted by Transferor at the Facility.

(ii)   <u>Authority</u>. Transferor has the full corporate power and authority to make, execute, deliver and perform this Agreement including the schedules, exhibits, and the other instruments and documents required or contemplated hereby (the "Transferor's Transaction Documents").   Such execution, delivery, performance and consummation have been duly authorized by all necessary action, corporate or otherwise, on the part of Transferor, its members and managers.

(iii)   <u>Binding Effect</u>.   Transferor's Transaction Documents, when executed by Transferor constitute the valid and binding obligations of Transferor, enforceable against Transferor in accordance with their respective terms.

(iv)   Employee Relations. To the actual knowledge of the Transferor, there is no pending or threatened employee strikes or work stoppage;

ARTICLE III
<u>NEW OPERATOR'S REPRESENTATIONS AND WARRANTIES</u>

3.1   <u>New Operator's Representations and Warranties</u>. New Operator represents and warrants to Transferor as follows:

(a)   <u>Organization and Standing of New Operator</u>. New Operator is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Georgia. New Operator has the power and authority to own the property and assets now owned by it and to conduct the business presently being conducted by it.

(b)   <u>Authority</u>. New Operator has the full corporate power and authority to make, execute, deliver and perform this Agreement including the schedules, exhibits, and other instruments and documents required or contemplated hereby (the "New Operator's Transaction Documents", collectively with the Transferor's Transaction Documents, the "Transaction Documents"). Such execution, delivery, performance and consummation have been duly authorized by all necessary action, corporate or otherwise, on the part of New Operator.

(c)   <u>Binding Effect</u>. New Operator's Transaction Documents, when executed by New Operator constitute the valid and binding obligations of New Operator, enforceable against New Operator in accordance with their respective terms.

ARTICLE IV
OBLIGATIONS OF THE PARTIES PRIOR TO CLOSING

4.1 <u>Condition of Facility</u>. Between the date of this Agreement and the Closing, Transferors shall (a) maintain the Facility in substantially the same condition as each is in as of the Effective Date hereof, ordinary wear and tear excepted and (b) not remove any Transferred Assets as well as any assets leased by the Transferors from the Facility, except for the use of supplies and inventory necessary in the operation of the Facility in the ordinary course of their business.

ARTICLE V
CONDITIONS PRECEDENT TO NEW OPERATOR'S OBLIGATIONS

Unless waived by New Operator, its obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction, prior to or on the Effective Date, of each of the following conditions. Upon failure of any of the following conditions, New Operator may terminate this Agreement pursuant to and in accordance with Article VII.

5.1 <u>Representations and Warranties</u>. The representations and warranties of Transferor contained in this Agreement shall be true and correct in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time.

5.2 <u>Performance of Covenants</u>. Transferor shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Effective Date.

5.3 <u>Resident Trust Funds</u>. Transferor shall simultaneously with Closing execute and deliver an assignment and assumption of Resident Trust Funds substantially in the form and substance of the Assignment of Resident Trust Funds, attached hereto and made a part hereof.

ARTICLE VI
CONDITIONS PRECEDENT TO TRANSFEROR'S OBLIGATIONS

Unless waived by Transferor, its obligation to consummate the transactions contemplated by this Agreement is subject to the satisfaction, prior to or on the Effective Date, of each of the following conditions. Upon failure of any of the following conditions, Transferor may terminate this Agreement pursuant to and in accordance with Article VII:

6.1 <u>Representations and Warranties</u>. The representations and warranties of New Operator contained in this Agreement shall be true and correct in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time.

6.2 <u>Performance of Covenants</u>. New Operator shall have performed or complied in all material respects with each of its agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Effective Date.

6.3   Resident Trust Funds. New Operator shall simultaneously with Closing execute and deliver the Assignment of Resident Trust Funds substantially in the form and substance of the Assignment of Resident Trust Funds, attached hereto and made a part hereof.

6.4   New Operator shall have performed or complied in all material respects with each of its agreements and conditions required by the Purchase Agreement between the parties and all representations and warranties of New Operator contained in said Purchase Agreement shall be true and correct in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time.

6.5   New Operator shall pay to Transferor at closing $9,800,000.00 by cashier's check.

ARTICLE VII
TERMINATION

7.1   Termination by Mutual Consent. This Agreement may be terminated at any time at or prior to the Effective Date by the mutual consent of Transferor and New Operator.

7.2   Effect of Termination. If a party terminates this Agreement because one of the conditions precedent to its obligations hereunder has not been satisfied, or if this Agreement is terminated by mutual consent, this Agreement shall become null and void without any liability of any party to the other; provided, that if such termination is as a result of a breach by any of the parties hereto of any of its representations, warranties or covenants in this Agreement, nothing herein shall affect the non-breaching party's right to damages on account of such other party's breach.

ARTICLE VIII
INDEMNIFICATION

8.1   Indemnification by Transferor. Transferor shall indemnify and defend Purchaser and New Operator, and New Operator's directors, officers, agents, representatives, employees, heirs, successors and assigns, and hold them harmless against and with respect to any and all Loss resulting from:

(a)   any inaccuracy in any representation or certification, or breach of any warranty, made by Transferor pursuant to this Agreement and Purchase Agreement; or

(b)   the breach of any covenant or undertaking made by Transferor in this Agreement and Purchase Agreement, or

(c)   the operation of the Facility by Transferor prior to the Effective Date, including but not limited to recoupments from third-party payors such as the Medicare and Medicaid programs for overpayments made to Transferor.

8.2   Indemnification by New Operator. New Operator shall indemnify and defend Transferor and Transferor's members, managers, officers, agents, representatives, employees, heirs, successors and assigns and hold them harmless against and with respect to any and all Loss resulting from:

(a)   any inaccuracy in any representation or certification, or breach of any warranty, made by New Operator pursuant to this Agreement and the Purchase Agreement; or

(b)   the breach of any covenant or undertaking made by New Operator in this Agreement and the Purchase Agreement; or

(c)   the operation of the Facility on and after the Effective Date, including but not limited to recoupments from third-party payors such as the Medicare and Medicaid programs for overpayments made to New Operator.

8.3   Limitations on Indemnification. Except as provided in this Agreement, each party's liability hereunder shall be limited to actual damages and no party shall be liable to the other party hereunder for special, consequential, incidental, punitive, extra-contractual, bad faith, exemplary or other damages, fines and penalties, except when such damages, fines and penalties are asserted against or imposed upon the Indemnitee (as herein defined) by a government or private third party, at which time such damages, fines and penalties shall be deemed to be the actual damages of Indemnitee.

8.4   Control of Defense of Indemnifiable Claims. Each indemnified party (each, an "Indemnitee") shall give the indemnifying party (the "Indemnitor") prompt notice of each claim for which it seeks indemnification. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought. A claim for indemnification for any matter involving a third party claim shall be made against the Indemnitor promptly after receipt by the Indemnitee of notice of the commencement of any proceeding against the Indemnitee. Failure to timely notify the Indemnitor will not relieve the Indemnitor of any liability it may have to the Indemnitee, except to the extent the Indemnitor's defense of such action is prejudiced by the Indemnitee's failure to timely deliver such notice. The Indemnitor, upon written authorization by the Indemnitee, will be entitled to assume the defense of such claims (unless the Indemnitor is also a party to such claim and joint representation would be inappropriate) and, after notice to the Indemnitee of its election to assume the defense of such claim, the Indemnitor will not be liable to the Indemnitee for any fees of other counsel or any other expenses with respect to the defense of such claim. If the Indemnitor assumes the defense of a claim, no compromise or settlement of such claims may be effected by the Indemnitor without the Indemnitee's consent unless (i) there is no finding or admission of any violation of legal requirements or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnitee, and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnitor. If notice is given to an Indemnitor of the commencement of any claim and the Indemnitor does not, within ten days after the Indemnitee's notice is given, give notice to the Indemnitee of its election to assume the defense of such claim, the Indemnitor will be bound by any determination made in such claim or any compromise or settlement effected by the Indemnitee.

ARTICLE IX
MISCELLANEOUS PROVISIONS

9.1   Drafting. The parties hereto have carefully reviewed and negotiated the terms of this Agreement and the Transaction Documents, and Transferor and New Operator hereby acknowledge and agree that they have had a full and fair opportunity to review and negotiate the Agreement and the Transaction Documents with the advice of its counsel. Therefore, there shall be no presumption in favor of the non-drafting party.

9.2   Costs and Expenses. Except as expressly otherwise provided in this Agreement, each party hereto shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby.

9.3   Performance. In the event of a breach by either party of its obligations hereunder and/or the Purchase Agreement of the Parties, the other party shall have the right, in addition to any other remedies which may be available, to obtain specific performance of the terms of this Agreement, and the breaching party hereby waives the defense that there may be an adequate remedy at law.

9.4   Benefit and Assignment. This Agreement binds and inures to the benefit of each party hereto and its successors and proper assigns. Neither party shall be permitted to assign its rights or obligations under this Agreement without the prior consent of the other parties hereto, which said consent shall not be unreasonably withheld.

9.5   Effect and Construction of this Agreement. The captions used herein are for convenience only and shall not control or affect the meaning or construction of the provisions of this Agreement. This Agreement may be executed in one or more counterparts, and all such counterparts shall constitute one and the same instrument. Copies of original signatures sent by facsimile transmission shall be deemed to be originals for all purposes of this Agreement. All gender employed in this Agreement shall include all genders, and the singular shall include the plural and the plural shall include the singular whenever and as often as may be appropriate. When used in this Agreement, the term "including" shall mean "including but not limited to."

9.6   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed to be properly given when personally delivered to the party entitled to receive the notice, or the next business day after being sent, overnight service, by nationally recognized overnight courier, or upon receipt after being mailed by certified or registered mail (return receipt requested), in each case, postage prepaid, registered or certified mail, or if sent by facsimile, upon confirmation of successful transmission thereof (only if such notice is also delivered by hand, overnight delivery or registered or certified mail), properly addressed to the party entitled to receive such notice at the address stated below:

> If to Transferor:
>
> Coosa Valley Health Care, Inc.
> 607 S. 3rd Street
> Gadsden, AL 35901
> Att:Mr. Ted Cook

To New Operator:

Coosa Nursing ADK, LLC
Two Buckhead Plaza
3050 Peachtree Road NW
Suite 570
Atlanta, GA 30305
Attn: Chris Brogdon

9.7   Waiver, Discharge, etc. This Agreement shall not be released, discharged, abandoned, changed or modified in any manner, except by an instrument in writing executed by or on behalf of each of the parties hereto by their duly authorized officer or representative. The failure of any party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

9.8   Rights of Persons Not Parties. Nothing contained in this Agreement shall be deemed to create rights in persons not parties hereto, other than the successors and proper assigns of the parties hereto.

9.9   Governing Law; Disputes. This Agreement shall be governed by and construed in accordance with the laws of the state of Alabama which the Facility is located disregarding any contrary rules relating to the choice or conflict of laws.

9.10   Severability. Any provision, or distinguishable portion of any provision, of the Agreement which is determined in any judicial or administrative proceeding to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties waive any provision of law which renders a provision hereof prohibited or unenforceable in any respect.

9.11   Entire Agreement. This Agreement including the schedules and exhibits thereto constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, warranties, or representations between the parties with respect to the subject matter hereof other than as set forth herein.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first above written.

TRANSFEROR:

COOSA VALLEY HEALTH CARE, INC.,
an Alabama corporation

By: ____________________
Name: ____________________
Title: Pres.

NEW OPERATOR:

COOSA NURSING ADK, LLC,
a Georgia limited liability company

By: ____________________
Name: Chris Brogdon
Title: Manager

(Acknowledgements on next page)

STATE OF __Alabama__)
COUNTY OF __Etowah__)

      I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Coosa Valley Health Care, Inc., an Alabama corporation, is signed to the foregoing Operations Transfer Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Operations Transfer Agreement, he, as such President and with full authority executed the same voluntarily for and as the act of said corporation.

      Given under my hand this the 30th day of __September__, 2010.

(SEAL)



Notary Public
My commission expires: 4/27/2013

STATE OF __Georgia__)
COUNTY OF __Cobb__)

      I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Coosa Nursing ADK, LLC, a Georgia Limited Liability Company, is signed to the foregoing Operations Transfer Agreement and who is known to me, acknowledged before me on this day that, being informed of the contents of the Operations Transfer Agreement, he, as such Manager and with full authority executed the same voluntarily for and as the act of said limited liability company.

      Given under my hand this the 30th day of __September__, 2010.

(SEAL)



Notary Public
My commission expires: 02/15/2011.

ASSIGNMENT AND ASSUMPTION OF RESIDENT TRUST FUNDS

This Assignment and Assumption Agreement (the "Assignment") is effective as of 12:00:01 a.m. as of the 1st day of October, 2010, and is by and between Coosa Valley Health Care, Inc., an Alabama corporation (the "Transferor") and Coosa Nursing ADK, a Georgia limited liability company (the "New Operator").

Background

A. Transferor and New Operator are parties to an Operations Transfer Agreement (the "Agreement") dated as of October 1, 2010, which is incorporated into this Assignment as if fully rewritten in this Assignment.

B. It is a condition to the Closing under the Agreement that Transferor simultaneously assigns all of its right, title and interest in, to, and under the Resident Trust Funds (as such term is defined in the Agreement) to New Operator, and that New Operator assume Transferor's obligations with respect to such Resident Trust Funds arising after the date hereof.

Now, therefore, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties hereto, the parties hereto, intending to be bound, hereby agree to incorporate the foregoing recitals into this Assignment and further agree as follows:

1. Transferor hereby assigns, transfers and conveys all of its right, title and interest in, to, and under the Resident Trust Funds described in Exhibit "A" attached hereto as of the Effective Date to New Operator.

2. New Operator hereby assumes all liabilities arising as of the Effective Date (as defined in the Agreement) with respect to the Resident Trust Funds described in Exhibit "A" attached hereto.

TRANSFEROR:

COOSA VALLEY HEALTH CARE, INC.,
an Alabama corporation

By: Ted D. Cook
Name:
Title: Pres.

NEW OPERATOR:

Coosa Nursing ADK, LLC,
a Georgia limited liability company

By:
Name: Chris Braydon
Title: Manager

STATE OF Alabama)
COUNTY OF Etowah)

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Ted H. Cook, whose name as President of Coosa Valley Health Care, Inc., an Alabama corporation, is signed to the foregoing Assignment and Assumption of Resident Trust Funds and who is known to me, acknowledged before me on this day that, being informed of the contents of the Assignment and Assumption of Resident Trust Funds, he, as such President and with full authority executed the same voluntarily for and as the act of said corporation.

Given under my hand this the 30th day of September, 2010.

(SEAL)



Notary Public
My commission expires: 4/27/2013

STATE OF Georgia)
COUNTY OF Cobb)

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Coosa Nursing ADK, LLC, a Georgia Limited Liability Company, is signed to the foregoing Assignment and Assumption of Resident Trust Funds and who is known to me, acknowledged before me on this day that, being informed of the contents of the Assignment and Assumption of Resident Trust Funds, he, as such Manager and with full authority executed the same voluntarily for and as the act of said limited liability company.

Given under my hand this the 30th day of September, 2010.

(SEAL)



Jennifer M. Taylor
Notary Public

My commission expires: 02/15/2011.

Note: This report includes only the selection criteria listed below. [illegible]
Transaction Date From 9/29/2010 Thru 9/30/2010
TF6200A

Page 1 of 4
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2:00 PM

Trust Fund Trial Balance

Coosa Valley Health Care (CV)

Resident	*DC*	*Res No.*	*Date*	*Description*	*Ref No.*	*Amount*	*Balance*
BEUTTLER, WALLACE H.		8011	9/29/2010	Transactions Prior to 9/29/2010			1,715.88
			Fund Balance for	**BEUTTLER, WALLACE H. (8011) at 09/30/2010**			**1,715.88**
BROWN, RUBY L.		419208690	9/29/2010	Transactions Prior to 9/29/2010			1,127.37
			Fund Balance for	**BROWN, RUBY L. (419208690) at 09/30/2010**			**1,127.37**
BURRELL, EUNICE	8/11/10	9019	9/29/2010	Transactions Prior to 9/29/2010			881.08
			Fund Balance for	**BURRELL, EUNICE (9019) at 09/30/2010**			**881.08**
CARDWELL, HILDA		421706144	9/29/2010	Transactions Prior to 9/29/2010			1,642.48
			Fund Balance for	**CARDWELL, HILDA (421706144) at**			**1,642.48**
CHILDS, ALICE F.		8047	9/29/2010	Transactions Prior to 9/29/2010			87.00
			Fund Balance for	**CHILDS, ALICE F. (8047) at 09/30/2010**			**87.00**
CHRISTIAN, PATRICIA		309408141	9/29/2010	Transactions Prior to 9/29/2010			1,817.92
			Fund Balance for	**CHRISTIAN, PATRICIA (309408141) at**			**1,817.92**
COOPER, TERESA		10035	9/29/2010	Transactions Prior to 9/29/2010			5.00-
			Fund Balance for	**COOPER, TERESA (10035) at 09/30/2010**			**5.00-**
EASLEY, RONALD		421780341	9/29/2010	Transactions Prior to 9/29/2010			269.44
			Fund Balance for	**EASLEY, RONALD (421780341) at 09/30/2010**			**269.44**
EDWARDS, IVAN		423529886	9/29/2010	Transactions Prior to 9/29/2010			125.47
			9/29/2010	SPENDING	#2010	5.00-	
			Fund Balance for	**EDWARDS, IVAN (423529886) at 09/30/2010**			**120.47**
ELLIS, LINDA H.		8020	9/29/2010	Transactions Prior to 9/29/2010			2.87
			Fund Balance for	**ELLIS, LINDA H. (8020) at 09/30/2010**			**2.87**
EVANS, SHIRLEY		421825165	9/29/2010	Transactions Prior to 9/29/2010			2,049.20
			Fund Balance for	**EVANS, SHIRLEY (421825165) at 09/30/2010**			**2,049.20**
FARLEY, JANET M.		10030	9/29/2010	Transactions Prior to 9/29/2010			1.69
			Fund Balance for	**FARLEY, JANET M. (10030) at 09/30/2010**			**1.69**
FOMBY, DOLLY M.		9060	9/29/2010	Transactions Prior to 9/29/2010			277.76
			Fund Balance for	**FOMBY, DOLLY M. (9060) at 09/30/2010**			**277.76**
FRANKLIN, HOWARD	9/26/10	423529184	9/29/2010	Transactions Prior to 9/29/2010			1,555.30
			Fund Balance for	**FRANKLIN, HOWARD (423529184) at**			**1,555.30**

TF6200A

Trust Fund Trial Balance
Coosa Valley Health Care (CV)

Page 2 of 4
9/29/2010
2:00 PM

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
GAMBLE, CHARLES		8030	9/29/2010	Transactions Prior to 9/29/2010			958.36
			Fund Balance for GAMBLE, CHARLES (8030) at 09/30/2010				**958.36**
GREEN, MARY R.		7049	9/29/2010	Transactions Prior to 9/29/2010			3.25
			Fund Balance for GREEN, MARY R. (7049) at 09/30/2010				**3.25**
HALL, WILLIAM		423180740	9/29/2010	Transactions Prior to 9/29/2010			468.82
			Fund Balance for HALL, WILLIAM (423180740) at 09/30/2010				**468.82**
HIGHT, JUANITA		7058	9/29/2010	Transactions Prior to 9/29/2010			534.06
			Fund Balance for HIGHT, JUANITA (7058) at 09/30/2010				**534.06**
HOSCH, ROBERT J.		9007	9/29/2010	Transactions Prior to 9/29/2010			46.57
			9/29/2010	SPENDING	#2010	46.57-	
			Fund Balance for HOSCH, ROBERT J. (9007) at 09/30/2010				**0.00**
JACKSON, HERSHEL		416383158	9/29/2010	Transactions Prior to 9/29/2010			1,249.15
			Fund Balance for JACKSON, HERSHEL (416383158) at				**1,249.15**
JENNINGS, SHIRLEY	2/20/10	9078	9/29/2010	Transactions Prior to 9/29/2010			30.00
			Fund Balance for JENNINGS, SHIRLEY (9078) at 09/30/2010				**30.00**
JENNINGS, STARLA		9071	9/29/2010	Transactions Prior to 9/29/2010			90.00
			Fund Balance for JENNINGS, STARLA (9071) at 09/30/2010				**90.00**
JOHNSTON, SARAH		421268103	9/29/2010	Transactions Prior to 9/29/2010			2,495.41
			Fund Balance for JOHNSTON, SARAH (421268103) at 09/30/2010				**2,495.41**
JONES, BETTY C.		8003	9/29/2010	Transactions Prior to 9/29/2010			36.82
			9/29/2010	SPENDING	#2010	10.00-	
			Fund Balance for JONES, BETTY C. (8003) at 09/30/2010				**26.82**
KEATON, CYNTHIA B.		9027	9/29/2010	Transactions Prior to 9/29/2010			163.60
			Fund Balance for KEATON, CYNTHIA B. (9027) at 09/30/2010				**163.60**
KENNEDY, REGRETTA		419448642	9/29/2010	Transactions Prior to 9/29/2010			1,147.73
			Fund Balance for KENNEDY, REGRETTA (419448642) at				**1,147.73**
KIDD, BETTY JEAN		422480825	9/29/2010	Transactions Prior to 9/29/2010			1,371.82
			Fund Balance for KIDD, BETTY JEAN (422480825) at 09/30/2010				**1,371.82**
LIPSCOMB, BILLY		419587268	9/29/2010	Transactions Prior to 9/29/2010			1,275.65
			9/29/2010	SPENDING	#2010	3.00-	
			Fund Balance for LIPSCOMB, BILLY (419587268) at 09/30/2010				**1,272.65**

TF6200A

Trust Fund Trial Balance
Coosa Vallev Health Care (CV)

Page 3 of 4
9/29/2010
2:00 PM

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
LLOYD, BILLY		10015	9/29/2010	Transactions Prior to 9/29/2010			45.00
				Fund Balance for LLOYD, BILLY (10015) at 09/30/2010			**45.00**
LOLLAR, JOSEPH		10003	9/29/2010	Transactions Prior to 9/29/2010			120.00
				Fund Balance for LOLLAR, JOSEPH (10003) at 09/30/2010			**120.00**
MACKEY, SYLVIA		423466844	9/29/2010	Transactions Prior to 9/29/2010			1,160.29
				Fund Balance for MACKEY, SYLVIA (423466844) at 09/30/2010			**1,160.29**
MARTIN, BRENDA		10019	9/29/2010	Transactions Prior to 9/29/2010			1,536.38
			9/29/2010	SPENDING	#2010	5.00-	
				Fund Balance for MARTIN, BRENDA (10019) at 09/30/2010			**1,531.38**
MOORE, JUDY		7017	9/29/2010	Transactions Prior to 9/29/2010			782.39
				Fund Balance for MOORE, JUDY (7017) at 09/30/2010			**782.39**
MOSLEY, JULIA		7031	9/29/2010	Transactions Prior to 9/29/2010			990.83
				Fund Balance for MOSLEY, JULIA (7031) at 09/30/2010			**990.83**
NOAH, WILLINE		7018	9/29/2010	Transactions Prior to 9/29/2010			1,016.01
				Fund Balance for NOAH, WILLINE (7018) at 09/30/2010			**1,016.01**
PALMORE, LELA		9022	9/29/2010	Transactions Prior to 9/29/2010			15.48
				Fund Balance for PALMORE, LELA (9022) at 09/30/2010			**15.48**
PARHAM, VERLON		415340572	9/29/2010	Transactions Prior to 9/29/2010			97.99
				Fund Balance for PARHAM, VERLON (415340572) at 09/30/2010			**97.99**
POLLARD, AARON OSBON		10023	9/29/2010	Transactions Prior to 9/29/2010			210.00
				Fund Balance for POLLARD, AARON OSBON (10023) at			**210.00**
ROBERTSON, SHARON		7004	9/29/2010	Transactions Prior to 9/29/2010			1,396.29
				Fund Balance for ROBERTSON, SHARON (7004) at 09/30/2010			**1,396.29**
SHIRLEY, DEBORAH		422823818	9/29/2010	Transactions Prior to 9/29/2010			44.25
				Fund Balance for SHIRLEY, DEBORAH (422823818) at			**44.25**
SMALLEY, GORDON L.		7047	9/29/2010	Transactions Prior to 9/29/2010			1,749.10
				Fund Balance for SMALLEY, GORDON L. (7047) at 09/30/2010			**1,749.10**
SPIVEY, CAROLYN		10046	9/29/2010	Transactions Prior to 9/29/2010			150.01
				Fund Balance for SPIVEY, CAROLYN (10046) at 09/30/2010			**150.01**
STRAWDERMAN, PHYLLIS		6079	9/29/2010	Transactions Prior to 9/29/2010			42.00
			9/29/2010	SPENDING	#2010	5.00-	

TF6200A

Trust Fund Trial Balance
Coosa Valley Health Care (CV)

Page 4 of 4
9/29/2010
2:00 PM

Resident	DC	Res No.	Date	Description	Ref No.	Amount	Balance
				Fund Balance for **STRAWDERMAN, PHYLLIS (6079) at**			**37.00**
THOMAS, GLORIA		6081	9/29/2010	Transactions Prior to 9/29/2010			91.50
			9/29/2010	SPENDING	#2010	12.00-	
				Fund Balance for **THOMAS, GLORIA (6081) at 09/30/2010**			**79.50**
THOMAS, L.M.		8014	9/29/2010	Transactions Prior to 9/29/2010			1,834.32
				Fund Balance for **THOMAS, L.M. (8014) at 09/30/2010**			**1,834.32**
WARMACK, DAVID		6071	9/29/2010	Transactions Prior to 9/29/2010			732.12
				Fund Balance for **WARMACK, DAVID (6071) at 09/30/2010**			**732.12**
WEBB, JAMES R.		6073	9/29/2010	Transactions Prior to 9/29/2010			15.84
				Fund Balance for **WEBB, JAMES R. (6073) at 09/30/2010**			**15.84**
WILKERSON, CATHERINE P.		10009	9/29/2010	Transactions Prior to 9/29/2010			407.43
			9/29/2010	SPENDING	#2010	10.93-	
				Fund Balance for **WILKERSON, CATHERINE P. (10009) at**			**396.50**
WILLIAMS, IDA		424300194	9/29/2010	Transactions Prior to 9/29/2010			133.57
			9/29/2010	CVHC	#2011	133.57-	
				Fund Balance for **WILLIAMS, IDA (424300194) at 09/30/2010**			**0.00**

Trust Fund Total at 09/30/2010   33,759.43